

November 16, 2018

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

  Re: Lindblad Expeditions Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2017
    File No. 001-35898

Dear Mr. Felenstein:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Transportation and Leisure